January 17, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (973)305-1605

Gerald H. Lipkin
Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

      Re: Valley National Bancorp
            Definitive 14A
            Filed March 6, 2007
            File No. 01-11277

Dear Mr. Lipkin:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel